
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

March 31, 2005


05006990

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 31, 2005 [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

March 31, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange(TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Merger of our Subsidiaries

(Sumisho Computer Systems Corporation & Sumisho Electronics Co., Ltd.)

This is to inform you that two subsidiaries of Sumitomo Corporation, Sumisho Computer Systems Corporation (TSE:9719) and Sumisho Electronics Co., Ltd. (JASDAQ:7556) today announced that they have reached an agreement to merge on August 1, 2005, as the board of directors of each company made a resolution at their respective meetings on March 31, 2005.

Attachment:

Disclosed material of Sumisho Computer Systems Corporation & Sumisho Electronics Co., Ltd.

Yasuhito Nakagawa, President and CEO
Osamu Kojima, General Manager
Treasury & Accounting Div.,
General Manager, Investor Relations Dept.
81/3/5166-2500
Sumisho Computer Systems Corporation

Yasuyuki Abe, President and CEO
Tetsuya Fukunaga, CFO
81/3/5217-5130
Sumisho Electronics Co., Ltd.

Sumisho Computer Systems Corporation and Sumisho Electronics Co. Ltd., Signed Merger Agreement

Tokyo – March 31, 2005; Sumisho Computer Systems Corporation (TSE: 9719) and Sumisho Electronics Co., Ltd., (JASDAQ: 7556) today announced that they have reached an agreement to merge on August 1, 2005, as the board of directors of each company made a resolution at their respective meetings on March 31, 2005.

1. Purpose of the Merger

Sumisho Computer Systems Corporation ("SCS"), has been delivering information management solutions and high-end IT services to a wide range of customers, including Sumitomo Corporation and its group companies. Drawing upon its profound knowledge on each industry, leading-edge technologies, and expertise acquired over the years, the company has been engaged in enterprise software development and integration and installation of IT systems. Besides, with a comprehensive operational platform for business process outsourcing, the company has been providing credible services on data management operations. Sumisho Electronics Co., Ltd.,("SSE"), has been providing its competitive offerings for the broad array of customers ranging from industrial circles to academic research institutions. Its unique sets of technology solutions consist of state-of-the-art software, hardware and information networking technologies.

The merger will add new strengths to IT services business of the new company. With their solid customer base including Sumitomo Corporation and its group companies, the combination of their strengths - SCS's expertise on software development, system integration and outsourcing services and SSE's outstanding sales force, extensive procuring network of IT products, expertise on development and installation of information management systems - will make the new company an industry leader, striving for further growth and profitability.

Both companies have already joined forces on several fronts such as integrated application and packaged software designed for Enterprise Resource Planning. Further, the presidents of both companies have served on each other's board since June 2004, thereby seeking new direction in order to gain momentum.

The two companies agree to integrate their operations on equal footing, whereby reorganize management infrastructure and organization, which is best suited for an IT services provider in the next generation.

2. Outline of the Merger

(1) Schedule

Board Meetings for Approval of Merger Agreement	March 31, 2005
Signing of Merger Agreement	March 31, 2005
Shareholders Meetings for Approval of Merger Agreement	Late June 2005 (tent.)
Effective Date of Merger	August 1, 2005 (tent.)
Official Registration of Merger	Early August 2005 (tent.)

Note: All the future dates and the events are subject to change.

(2) Method

The merger will be effected as a Japanese statutory merger transaction whereby SCS will be the ongoing concern and SSE will be subsequently dissolved.

(3) Merger Ratio

Company Name	Sumisho Computer Systems Corporation	Sumisho Electronics Co., Ltd.
Merger Ratio	1	0.58

1. SCS will issue 0.58 shares in exchange for one (1) share for SSE.
2. The merger ratio was determined by SCS and SSE taking into consideration the valuations made by Daiwa Securities SMBC Co. Ltd., SCS's financial advisor, and Deloitte Touche Tohmatsu, SSE's financial advisor. Both advisors worked out the merger ratio taking into account the valuation results, based on stock price, discounted cash flow and fair value of net worth.
3. 10,702,838 SCS shares are to be issued upon merger.

   *No shares to be issued for 40,000 SSE shares which SCS holds.

   - New Shares are planned to be delivered from late August to mid September of 2005.
   - Dividend for the newly issued shares will be based on the earnings from April 1, 2005.

(4) Cash Payment upon Merger

No Cash payment is planned.

3. Company Profiles

(1) Trade Name	Sumisho Computer Systems Corporation	Sumisho Electronics Co., Ltd.
(2) Business Description	Developing and installing information management systems, providing maintenance and technical support, marketing packaged software and hardware	Developing information management systems, providing associated services
(3) Date of Foundation	October 25, 1969	December 23, 1975
(4) Location of Headquarter	Chuo-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Yasuhito Nakagawa, President and CEO	Yasuyuki Abe, President and CEO
(6) Paid-in Capital	JPY 21,152 million	JPY 7,001million
(7) Shares Outstanding	43,588,609	18,493,170
(8) Shareholders' Equity (Millions, As of September 30, 2004)	(Consolidated) JPY 67,902 (Non-Consolidated) JPY 68,032	(Consolidated) JPY 19,902 (Non-Consolidated) JPY 19,438
(9) Total Assets (Millions, As of September 30, 2004)	(Consolidated) JPY 79,249 (Non-Consolidated) JPY 78,709	(Consolidated) JPY 34,256 (Non-Consolidated) JPY 33,616
(10) Fiscal Year End	March, 31	March, 31
(11) Employees (As of September 30, 2004)	(Consolidated) 2,175 (Non-Consolidated) 1,624	(Consolidated) 837 (Non-Consolidated) 668
(12) Major Clients	Sumitomo Corporation Nippon Suisan Kaisha, Ltd. The Sumitomo Trust and Banking Co., Ltd. Sumisho Lease Co., Ltd. Daiwa Institute of Research Ltd.	Jupiter Telecommunications Co., Ltd. NTT Communications Corporation NEC Corporation Toyota Motor Corporation NEC Electronics Corporation
(13) Major Shareholders and shareholding ratios (As of September 30, 2004)	①Sumitomo Corporation 50.86% ②The Master Trust Bank of Japan, Ltd.(Trust Account) 7.00% ③Japan Trustee Services Bank, Ltd. (Trust Account) 5.02% ④Trust & Custody Services Bank, Ltd. (Pension Trust Account) 1.36% ⑤Nippon Life Insurance Company (Special Pension Account) 1.09%	①Sumitomo Corporation 66.61% ②Nissho Electronics Corporation 17.74% ③SSE Employees Ownership Association 1.94% ④The Japan Research Institute Ltd. 1.14% ⑤NEC Corporation 0.97%

(14) Banking Relationship	The Sumitomo Trust and Banking Co., Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. UFJ Bank Limited Mizuho Corporate Bank, Ltd.		Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Co., Ltd. The Bank of Tokyo-Mitsubishi, Ltd. UFJ Bank Limited Mizuho Bank, Ltd.
(15) Number of Shareholders (As of September 30, 2004)	7,947		1,426
(16) Relationships	Equity Stake	SCS holds 0.22% of total shares outstanding of SSE, while SSE holds 0.08% of total shares outstanding of SCS.	
	Executive Relationship	An executive from each company serves on each other's board.	
	Business Ties	The two companies have business transactions including purchasing and sales of software and hardware.	

(17) Financial Information of the 3 Most Recent Fiscal Years (Millions of Yen)

	Sumisho Computer Systems Corporation (Consolidated)			Sumisho Electronics Co., Ltd. (Consolidated)		
Fiscal Year End	2002/3 (The 34th Term)	2003/3 (The 35th Term)	2004/3 (The 36th Term)	2002/3 (The 27th Term)	2003/3 (The 28th Term)	2004/3 (The 29th Term)
Sales	69,324	74,134	76,675	52,454	48,768	62,942
Operating Income	8,041	9,615	7,009	1,039	216	1,509
Ordinary Income	8,127	9,708	7,122	1,149	282	1,617
Net Income	4,107	5,005	3,978	288	335	1,214
Net Income Per Share(JPY)	94.23	113.25	90.01	33.92	33.64	66.98
Shareholders' Equity Per Share (JPY)	1,378.05	1,462.93	1,537.49	1,366.99	1,100.84	1,076.68
	(Non-Consolidated)			(Non-Consolidated)		
Sales	66,544	70,094	70,874	50,039	46,103	60,902
Operating Income	7,677	8,999	6,786	1,187	61	1,508
Ordinary Income	7,775	9,081	6,936	1,312	158	1,626
Net Income	4,025	4,802	4,102	521	304	751
Net Income Per Share(JPY)	92.36	108.59	92.86	61.34	30.44	41.14
Dividends Per Share(JPY)	22.00	24.00	26.00	20.00	20.00	15.00
Shareholders' Equity Per Share (JPY)	1,372.71	1,454.02	1,532.66	1,394.98	1,113.24	1,054.56

4. Description of the Company after Merger

(1) Trade Name	To be determined
(2) Business Description	Development and installation of information management systems, delivery of maintenance and technical support services, sales of packaged software and hardware
(3) Headquarter	Chuo-ku, Tokyo
(4) Representatives	Atsushi Nishijo (Chairman of the Board of Directors) Yasuyuki Abe (President and CEO)
(5) Paid- in Capital	JPY 21,152 million
(6) Total Assets (Consolidated)	JPY 113,505 million (The total assets of the two companies as of September 30, 2004)
(7) Fiscal Year End	March, 31
(8) Effect on business results:	The effect on business results after the merger will be disclosed as soon as practicable.

Contact :

Kazuo Nishimura
General Manager
Corporate Communications Dept.
81/3/5166-1152
Sumisho Computer Systems Corporation

Kazukiyo Miyama
General Manager
Corporate Planning Div.
81/3/5217-5130
Sumisho Electronics Co., Ltd.